Exhibit 99.2

CALEDONIA MINING CORPORATION PLC	NOVEMBER 11, 2016
Management's Discussion and Analysis

This management's discussion and analysis ("MD&A") of the consolidated operating results and financial position of Caledonia Mining Corporation Plc ("Caledonia" or the "Company") is for the quarter ended September 30, 2016 ("Q3 2016" or the "Quarter"), the nine months ended September 30, 2016 (the "Nine Months") and the period ended November 11, 2016.  It should be read in conjunction with the Unaudited Condensed Consolidated Interim Financial Statements of Caledonia for the quarter ended September 30, 2016 ("the Unaudited Condensed Consolidated Interim Financial Statements") which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from Caledonia's website at www.caledoniamining.com.  The Unaudited Condensed Consolidated Interim Financial  Statements and related notes have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.  In this MD&A, the terms "Caledonia", the "Company", "we", "our" and "us" refer to the consolidated operations of Caledonia Mining Corporation and our subsidiaries unless otherwise specifically noted or the context requires otherwise.

Note that all currency references in this document are to US Dollars, unless otherwise stated.

TABLE OF CONTENTS

1.	Overview
2.	Highlights
3.	Summary Financial Results
4.	Operations at the Blanket Gold Mine, Zimbabwe
4.1.	Safety, Health and Environment
4.2.	Social Investment and Contribution to the Zimbabwean Economy
4.3.	Gold Production
4.4.	Underground
4.5.	Metallurgical Plant
4.6.	Production Costs
4.7.	Capital Projects
4.8.	Indigenisation
4.9.	Opportunities and Outlook
5.	Exploration and Project Development
5.1.	Blanket Exploration
5.2.	Blanket Satellite Prospects
6.	Investing
7.	Financing
8.	Liquidity and Capital Resources
9.	Off-Balance Sheet Arrangements, Contractual Commitments and Contingencies
10.	Non-IFRS Measures
11.	Related Party Transactions
12.	Critical Accounting Policies
13.	Financial Instruments
14.	Dividend Policy and Other Shareholder Information
15.	Directors and Management
16.	Securities Outstanding
17.	Risk Analysis
18.	Forward-Looking Statements
19.	Controls
20.	Qualified Person

1.	OVERVIEW

Caledonia is an exploration, development and mining corporation focused on Southern Africa.  Following the implementation of indigenisation at the Blanket Mine ("Blanket" or the "Blanket Mine") in September 2012, Caledonia's primary asset is a 49% legal ownership in Blanket, an operating gold mine in Zimbabwe.  Caledonia continues to consolidate Blanket, as explained in Note 5 to the Unaudited Condensed Consolidated Interim Financial Statements, accordingly operational and financial information set out in this MD&A is on a 100% basis, unless otherwise specified.  Caledonia's shares are listed in Canada on the Toronto Stock Exchange (symbol - "CAL"), on London's AIM (symbol - "CMCL") and are traded on the American OTCQX (symbol - "CALVF").

2.	HIGHLIGHTS

	3 months to 30 September		9 months to 30 September
	2015	2016	2015	2016	Comment
Gold produced (oz)	10,927	13,428	32,101	36,760	Increased gold production mainly due to increased tonnes mined and milled following the completion of infrastructure works
On-mine cost ($/oz)[1]	669	618	701	643	Lower costs as the fixed cost component is spread across higher production
All-in Sustaining Cost ($/oz) ("AISC")	1,005	969	1,006	952	Lower AISC due to lower on mine costs and lower sustaining capital investment which offset the higher royalty cost due to the higher gold price and higher administrative costs
Average realised gold price ($/oz)	1,106	1,312	1,158	1,247	Higher realised price per ounce reflects the higher price of gold in the Quarter
Gross profit ($'000) [2]	2,773	6,780	9,773	16,604	Higher gross profit due to increased revenues, due to higher sales and the higher gold price, and reduced on-mine costs per ounce
Net profit attributable to shareholders ($'000)	1,317	1,118	2,839	5,268	Lower attributable profit in the Quarter than in Q3 of 2015 due to foreign exchange losses, share based payment expense and higher taxation and net profit attributable to non-controlling shareholders.
Adjusted basic earnings per share ("EPS")[3] (cents)	2.9	4.4	7.2	13.0
Higher adjusted earnings per share after excluding foreign exchange losses and deferred tax.  Adjusted eps for the 9 months excludes the non-recurring profit arising on the sale of Zimbabwean treasury bills.

Net cash and cash equivalents ($'000)	14,653	12,390	14,653	12,390	Decreased cash due to continued capital investment
Cash from operating activities ($'000)	1,392	7,107	4,579	16,071	Increased cash generated from operating activities due to increased sales volumes and higher gold price

Dividend Policy

1 Non-IFRS measures such as "On-Mine Cost per ounce", "AISC" and "average realised gold price" are used throughout this document.  Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.
2 Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses.
3 Adjusted EPS is a non-IFRS measure which aims to reflect Caledonia's ordinary trading performance.  Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.

On November 25, 2013 Caledonia announced a dividend policy in terms of which it paid a dividend of 6 Canadian cents per share in 2014, split into 4 equal quarterly payments of 1.5 Canadian cents per share.  The first quarterly dividend was paid on January 31, 2014 and subsequent quarterly dividends were paid thereafter.
Following the announcement on December 16, 2015 that henceforth Caledonia will report its financial results in United States Dollars, the quarterly dividends that were paid at the end of January and April 2016 were declared and denominated in United States Dollars as 1.125 United States cents.
On July 5, 2016 Caledonia announced a quarterly dividend of 1.375 United States cents per share, or 5.5 United States cents per annum which was paid at the end of July 2016.  A further dividend of 1.375 United States Cents was paid at the end of October 2016.  The increased dividend of 1.375 United States Cents is Caledonia's revised dividend policy which it is currently envisaged will be maintained.

Hedging
In February 2016, the Company entered into a derivative contract in respect of 15,000 ounces of gold over a period of 6 months and accordingly, the contract expired during the Quarter.  The contract protected the Company if the gold price fell below $1,050 per ounce but gave Caledonia full participation if the price of gold exceeded $1,079 per ounce. The derivative contract was entered into by the Company for economic hedging purposes and not as a speculative investment.
The derivative contract resulted in a loss of $435,000 that was included in profit or loss. The Company settled the loss with the $435,000 margin call deposited at the inception of the hedge transaction. Blanket continued to sell all of its gold production to Fidelity Printers and Refiners Ltd ("Fidelity"), as required by Zimbabwean legislation, and received the spot price of gold less an early settlement discount of 1.25%.

Strategy and Outlook
Caledonia's strategic focus continues to be the implementation of the Investment Plan at Blanket, which was announced in November 2014 and is expected to extend the life of mine by providing access to deeper levels for production and further exploration.  Implementation of the Investment Plan remains on target in terms of timing and cost: as at October 31, 2016 the Central Shaft had reached a depth of 348 metres; other components of the Investment Plan (i.e. the Tramming loop and the completion of the No. 6 Winze) had been completed in previous periods as scheduled.  Caledonia's board and management believe the successful implementation of the Investment Plan is in the best interests of all stakeholders because it is expected to result in increased production, reduced operating costs and greater flexibility to undertake further exploration and development, thereby safeguarding and enhancing Blanket's long term future.  Caledonia's cash position is expected to improve as a result of the implementation of the Investment Plan; Caledonia will continue to assess new opportunities to invest surplus cash.

Exploration
There has been an increased focus on exploration and resource development at Blanket Mine for several quarters which is now beginning to bear fruit.  New drilling machines were acquired and commissioned in Q1 of 2016 as a result of which the meters of diamond drilling has approximately doubled to 6,100 per quarter.  On July 27, 2016 Caledonia announced that 343,000 tonnes of ore at a grade of 5.19g/t had been upgraded from inferred resource to indicated resource and 1.2 million tonnes of new inferred resource at a grade of 5.00g/t had also been added to inventory.

Director and Management Appointments
On July 26, 2016 Caledonia announced the appointment of John McGloin as an independent non-executive director and Maurice Mason as Vice President Investor Relations and Corporate Development.
In addition to his recent and relevant experience as an executive in the mining industry, Mr McGloin's appointment will support Caledonia's increased focus on exploration and resource development and will enhance Caledonia's access to institutional investors.
Mr Mason will take over the day-to-day responsibility for Investor Relations and Corporate Development from Mr Learmonth, who, since November 2014 had combined this role with that of Chief Financial Officer.

3.	SUMMARY FINANCIAL RESULTS

The table below sets out the consolidated profit and loss for the three and nine months ended September 30, 2016 and 2015 prepared under IFRS.

Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income (Unaudited) ($'000's)
	3 months ended September 30		9 months ended September 30
	2015	2016	2015	2016
Revenue	12,096	17,637	37,224	46,741
Royalty	(606)	(883)	(1,864)	(2,340)
Production costs	(7,803)	(9,090)	(23,001)	(25,213)
Depreciation	(914)	(884)	(2,586)	(2,584)
Gross profit	2,773	6,780	9,773	16,604
Other income	33	12	56	86
Administrative expenses	(1,664)	(1,997)	(5,183)	(5,233)
Foreign exchange gain/(loss)	1,457	(132)	2,076	(332)
Share based payment expense	-	(497)	-	(747)
Sale of Blanket Mine treasury bills	-	-	-	3,203
Margin call on gold hedge	-	-	-	(435)
Operating profit	2,599	4,166	6,722	13,146
Net finance cost	(358)	(53)	(428)	(142)
Profit before tax	2,241	4,113	6,294	13,004
Tax expense	(703)	(2,290)	(2,657)	(5,797)
Profit for the period	1,538	1,823	3,637	7,207

Other comprehensive income/(loss)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	(1,540)	73	(2,088)	46
Total comprehensive income for the period	(2)	1,896	1,549	7,253

Profit attributable to:
Shareholders of the Company	1,317	1,118	2,839	5,268
Non-controlling interests	221	705	798	1,939
Profit for the period	1,538	1,823	3,637	7,207

Total comprehensive income attributable to:
Shareholders of the Company	(223)	1,191	751	5,314
Non-controlling interests	221	705	798	1,939
Total comprehensive income for the period	(2)	1,896	1,549	7,253

Earnings per share (cents)
Basic	2.6	2.0	5.3	9.7
Diluted	2.6	1.9	5.2	9.6
Adjusted earnings per share (cents) (i)
Basic	2.9	4.4	7.2	13.0
(i)	Adjusted EPS is a non-IFRS measure which aims to reflect Caledonia's ordinary trading performance. Refer to Section 10 for a discussion of non-IFRS measures

Revenues in the Quarter were 45.8% higher than Q3 2015 (the "comparable quarter") due to a 22.9% increase in ounces sold from 10,927 ounces to 13,428 ounces and an 18.6% increase in the average realised price of gold from $1,106 per ounce to $1,312 per ounce.  The royalty rate payable to the Zimbabwean government remained unchanged at 5% of the value of gold sold before realisation charges.

Production costs for the Quarter increased by 16.5% due to increased production and sales.  The on-mine cost per ounce fell from $669 per ounce in Q3 of 2015 to $618 per ounce in the quarter; the all-in sustaining cost per ounce of gold sold fell by 3.6% from $1,005 per ounce in Q3 of 2015 to $969 per ounce in the Quarter due to lower sustaining capital investment and the lower on-mine cost, which offset higher general and administrative expenses and a higher royalty cost due to the higher gold price.  Costs are discussed further in Section 4.6 of the MD&A.

Administrative expenses were 20% higher than the comparable quarter, due to the costs associated with the evaluation of potential investment opportunities and legal costs relating to Caledonia's general corporate affairs including regulatory and tax compliance in all relevant jurisdictions.  Administrative expenses are analysed in note 8 to the Unaudited Condensed Consolidated Interim Financial Statements.

With effect from January 1, 2016 the Company changed its functional currency from Canadian dollars to US dollars.  Thus foreign exchange movements in the profit and loss from January 1, 2016 will only relate to gains and losses arising on non-US dollar denominated cash balances held by companies other than Caledonia Mining South Africa Proprietary Limited ("CMSA") (which has the South African rand as its functional currency) and on monetary items held by CMSA in currencies other than the rand.

The Company has made Long Term Incentive Plan ("LTIP") awards to certain executives in the form of Restricted Share Units ("RSUs") and Performance Share Units ("PSUs").  To avoid equity dilution for shareholders, RSUs and PSUs will be settled in cash, reflecting the prevailing Company share price at the maturity of the award and no shares will be issued as a result of the LTIP awards.  The LTIP gives rise to a share based payment expense in the Quarter which reflects a combination of factors, the most significant of which is the increase in the Company's share price from $0.97 on July 1, 2016 to $1.77 on September 30, 2016.  Other factors include the increase in the number of RSU's due to the re-investment of attributable dividends and the erosion of the time period until vesting.  Cash payments arising from the LTIP will be made in 2019 at which point full accrual will have been made for the liability.  Further information on the calculation of the charge is set out in note 9 to the Unaudited Condensed Consolidated Interim Financial Statements.

In February 2016, the Company entered into a derivative contract in respect of 15,000 ounces of gold over a period of 6 months. This contract expired in August 2016.  The maximum potential cost of the hedge was $435,000 (being the difference between the collar value of $1,050 per ounce and the cap value of $1,079 per ounce multiplied by the number of ounces that were subject to the contract) which was recognised in Q1 2016.  Caledonia retained full upside participation at a gold price above $1,079 per ounce.  Margin calls were deducted from the margin that Caledonia deposited with the hedge counter-party in February 2016. The contract expired in August 2016 and there was no further adverse cash flow effect arising from the contract.

The tax expense for the Quarter comprises: $1,004,000 of deferred tax at Blanket due to the difference between the accounting tax treatments of capital investment; $1,138,000 of income tax which mainly arises in Zimbabwe, and $149,000 of Zimbabwean withholding tax on the payment of management fees from Blanket to CMSA.

The non-controlling interest is 16.2% of the net profit of Blanket which is attributable to Blanket's Indigenous Zimbabwean shareholders and reflects their participation in the economic benefits generated by Blanket from the effective date of the indigenisation.  This is explained in Note 5 of the Unaudited Condensed Consolidated Interim Financial Statements.

The adjusted earnings per share is a non-IFRS measure which reflects Caledonia's ordinary trading performance and is calculated on the share of profit attributable to Caledonia shareholders excluding foreign exchange profits or losses, non-cash items such as the charges for deferred tax and non-recurring profit or loss items such as the Zambian administrative expenses which were incurred in the comparative quarter and the net sale proceeds of the sale of the Bills.  Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.

Risks that may affect Caledonia's future financial condition are discussed in Section 17 of the MD&A.

The table below sets out the consolidated statements of cash flows for the quarter and nine months to September 30, 2016 and 2015 prepared under IFRS.

Condensed Consolidated Statement of Cash Flows (unaudited) ($'000's)
	For the 3 months ended September 30		For the 9 months ended September 30
	2015	2016	2015	2016
Cash flows from operating activities
Cash generated by operating activities	1,585	8,057	5,459	17,892
Net interest paid	(25)	(52)	(74)	(142)
Tax paid	(168)	(898)	(806)	(1,679)
Net cash from operating activities	1,392	7,107	4,579	16,071

Cash flows from investing activities
Acquisition of Property, plant and equipment	(5,313)	(4,440)	(11,143)	(12,670)
Proceeds from property, plant and equipment	-	19	--	78
Net cash used in investing activities	(5,313)	(4,421)	(11,143)	(12,592)

Cash flows from financing activities
Dividends paid	(596)	(925)	(1,865)	(2,122)
Share issues	-	48	--	153
Net cash used in financing activities	(596)	(877)	(1,865)	(1,969)

Net (decrease)/increase in cash and cash equivalents	(4,517)	1,809	(8,429)	1,510
Cash and cash equivalents at beginning of the period (net of overdraft)	19,170	10,581	23,082	10,880
Cash and cash equivalents at end of the period (net of overdraft)	14,653	12,390	14,653	12,390

Cash generated from operating activities is analysed in Note 14 to the Unaudited Condensed Consolidated Interim Financial Statements.  Cash generated by operations before working capital changes in the Quarter was $5,175,000.  Changes in revenues and operating costs are discussed above in the discussion of the consolidated statement of profit or loss and other comprehensive income.  The share-based payment charge for the Quarter amounting to $497,000 arising from the LTIP awards to senior executives was added back to operating profit as it is not a cash expense.

Investment in property, plant and equipment in the Quarter was $4,440,000 in terms of the Investment Plan, which is discussed further in Section 4.7 of this MD&A and in sustaining capital investment.

The dividends paid in the Quarter relate to the quarterly dividend paid by Caledonia on July 29, 2016 of 1.375 US cents per share and the dividend paid by Blanket to its Indigenous Zimbabwean shareholders after deduction of the amounts due to Caledonia in terms of the repayment of facilitation loans as discussed in Section 4.8.

Shares issued were following the exercise of share options.

The table below sets out the consolidated statements of Caledonia's financial position at September 30, 2016 and December 31, 2015 prepared under IFRS.

Consolidated Statements of Financial Position (unaudited) ($'000's)
As at	December 31 2015	September 30 2016
Total non-current assets	49,276	59,342
Inventories	6,091	6,701
Prepayments	667	867
Income tax receivable	397	157
Trade and other receivables	3,839	4,149
Cash and cash equivalents	12,568	13,939
Total assets	72,838	85,207
Total non-current liabilities	14,080	18,435
Trade and other payables	6,656	9,432
Income taxes payable	53	146
Bank overdraft	1,688	1,549
Total liabilities	22,477	29,562
Total equity	50,361	55,645
Total equity and liabilities	72,838	85,207

Trade and other receivables are analysed in note 12 to the Unaudited Condensed Consolidated Interim Financial Statements.  The increase in receivables during the three quarters is due to the increased receivable in respect of bullion sales to Fidelity Printers and Refiners: the amount receivable at December 31, 2015 was zero due to restrictions on bullion deliveries over the New Year holiday period; the receivable at September 30, 2016 reflects a normal level and the amount due was received in full shortly after the end of the Quarter.

Blanket had an unsecured $5 million facility with a Zimbabwean Bank which was drawn as to $1,549,000 at September 30, 2016.   In October 2016 Blanket converted the $5 million overdraft facility into a $3 million two-year term loan and a $2 million overdraft facility.

The following information is provided for each of the eight most recent quarterly periods ending on the dates specified.  The figures are extracted from underlying unaudited interim financial statements that have been prepared using accounting policies consistent with IFRS.

(Thousands of US dollars except per share amounts)	Dec 31 2014	Mar 31, 2015	June 30, 2015	Sept30, 2015	Dec 31, 2015	Mar 31, 2016	June 30, 2016	Sept 30, 2016
Revenue from operations	11,139	12,916	12,212	12,096	11,753	13,423	15,681	17,637
Operating profit/(loss)	2,804	2,631	1,492	2,599	1,773	2,010	6,970	4,166
Earnings/(loss) per share – basic (cents)	(0.6)	2.3	0.4	2.6	3.6	1.0	6.7	2.0
Earnings/(loss) per share – diluted (cents)	(0.6)	2.3	0.4	2.6	3.6	1.0	6.7	1.9
Cash and cash equivalents (net)	23,082	20,640	19,170	14,653	10,880	8,841	10,581	12,390

Our quarterly results fluctuate materially from quarter to quarter primarily due to changes in production levels and gold prices but also due to the recording of unusual costs and income such as indigenisation and the sale in Q2 of 2016 of the Bills by Blanket.  Significant changes relating to prior quarters are discussed in the relevant MD&A's and financial statements.

 4. OPERATIONS AT THE BLANKET GOLD MINE, ZIMBABWE

4.1	Safety, Health and Environment ("SHE")

The following safety statistics have been recorded for the Quarter and the preceding seven quarters.

Classification	Q4 2014	Q1 2015	Q2 2015	Q3 2015	Q4 2015	Q1 2016	Q2 2016	Q3 2016
Fatal	0	0	1	0	0	0	0	0
Lost time injury	1	3	1	2	2	2	0	1
Restricted work activity	9	5	12	8	6	6	4	6
First aid	0	3	4	1	7	4	2	2
Medical aid	1	3	1	1	0	1	5	2
Occupational illness	0	0	0	0	0	0	0	0
Total	11	14	19	12	15	13	11	11
Incidents	19	8	6	18	15	13	9	10
Near misses	1	0	5	4	5	9	5	6
Disability Injury Frequency Rate	0.24	0.67	0.46	0.46	0.44	0.44	0.00	0.20
Total Injury Frequency Rate	4.32	3.15	4.41	2.73	3.32	2.87	2.30	2.16
Man-hours worked (thousands)	833	889	861	878	904	906	957	1,019

There was an improvement in the safety performance at Blanket Mine in the Quarter, which reflects extensive management attention to this area in the Quarter and in previous quarters.

 4.2 Social Investment and Contribution to the Zimbabwean Economy

Blanket's investment in community and social projects which are not directly related to the operation of the mine or the welfare of Blanket's employees, the payments made to the Gwanda Community Share Ownership Trust ("GCSOT") in terms of Blanket's indigenisation, and payments of royalties, taxation and other non-taxation charges to the Government of Zimbabwe and its agencies are set out in the table below.
Payments to the Community and the Zimbabwe Government (US$'000's)
Period	Year	Community and Social Investment	Payments to GCSOT	Payments to Zimbabwe Government	Total
Year 2012	2012	416	3,000	20,569	23,985
Year 2013	2013	2,147	2,000	15,354	19,501
Year 2014	2014	35	-	12,319	12,354
Year 2015	2015	50	-	7,376	7,376
Q1 2016	2016	-	-	2,085	2,085
Q2 2016	2016	-	-	2,963	2,963
Q3 2016	2016	-	-	3,111	3,111

GCSOT's 10% share of the $2 million dividend that was declared by Blanket during the Quarter was retained by Blanket and offset against the advance dividends that were paid to GCSOT in 2012 and 2013.

4.3	Gold Production

Tonnes milled, average grades, recoveries and gold produced during the Quarter, the preceding 10 quarters and October 2016 are shown in the table below.

Blanket Mine Production Statistics
	Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t Au)	Gold Recovery (%)	Gold Produced (oz)
Quarter 1	2014	92,846	3.67	93.6	10,241
Quarter 2	2014	99,229	3.74	94.1	11,223
Quarter 3	2014	98,575	3.34	93.4	9,890
Quarter 4	2014	100,085	3.47	93.2	10,417
Year	2014	390,735	3.55	93.4	41,771
Quarter 1	2015	104,755	3.19	92.7	9,960
Quarter 2	2015	103,551	3.35	93.3	10,401
Quarter 3	2015	116,694	3.14	92.7	10,927
Quarter 4	2015	115,079	3.34	93.1	11,515
Year	2015	440,079	3.25	93.0	42,804
Quarter 1	2016	114,527	3.16	93.0	10,822
Quarter 2	2016	120,590	3.47	93.1	12,510
Quarter 3	2016	133,375	3.36	93.2	13,428
October	2016	47,400	2.94	92.5	4,149

Gold production in the Quarter was a new record for production from underground – surpassing the previous record of 12,918 ounces which was achieved in Q3 2012.  In October 2016 production was adversely affected by lower grade which resulted in lower recovery.  Mine production and grade are discussed in Section 4.4 of this MD&A; gold recoveries are discussed in Section 4.5 of this MD&A.

4.4	Underground

As set out in Sections 4.7 and 4.9 of this MD&A, Caledonia announced the Investment Plan for Blanket Mine on November 3, 2014.  The objectives of the Investment Plan are to improve the underground infrastructure and logistics and allow an efficient and sustainable production build-up.  The infrastructure improvements include the development of a "Tramming Loop" (which was completed in June 2015), the sinking and equipping of the No.6 Winze (which commenced production at the end of Q1 2016) and the sinking of a new 6-meter diameter Central Shaft from surface to 1,080 meters (which is scheduled to commence production in mid-2018).

Completion of the Tramming Loop in June 2015 substantially improved the underground logistics which means that more material (i.e. ore and waste) can be transported underground.  The Tramming Loop has operated as designed and has resulted in the increased production that has been achieved over the last 5 quarters.  The 133,375 tonnes milled in the Quarter is a new record and represents a 10.6% increase on the tonnes milled in the preceding quarter (which was itself a record) and a 14.3% increase from Q3 2015.  Some areas of congestion remain on 22 Level, notably in the tipping area.  During October 2016 two additional storage silos were commissioned, which provide additional storage capacity and speed up the tipping process on 22 Level.  Work has commenced on an additional short tramming loop to optimise the effectiveness of the new silos and is expected to be completed by the end of November 2016.

The No. 6 Winze down to 870 meters and the first phase of the Decline 1 into the AR South ore body to a depth of 765 metres below surface were both completed at the end of March 2016 and provide access to new reserves below 750 meters.  Decline 1 has now been extended to 785 meters below surface and will continue to 870 metres below surface.  Decline 1 is intended to provide early access to the AR South and AR Main ore bodies prior to the completion of the Central Shaft and thereby increases operational flexibility.

The head grade in the Quarter was 3.36 g/t compared to a plan of 3.33 g/t and 3.47 g/t in the preceding quarter.  The head grade in October 2016 was 2.94 g/t.  The lower grade compared to the preceding quarter was due to reduced tonnage from AR South, which is usually of a higher than average grade.  Mining activity in this area was reduced to allow for geological evaluations, which have since been completed and the grade is now expected to recover.
Underground activities were impeded in the quarter due to the highly unstable electricity supply from the Zimbabwe Electricity Supply Agency ("ZESA").  This is discussed further in section 4.5.

4.5 Metallurgical Plant

Plant throughput was 64.0 tonnes per hour ("tph") compared to 58.3 tph in the preceding quarter.  Throughput was adversely affected by numerous interruptions to the ZESA power supply which was subject to numerous surges and dips in voltage which adversely affected the mine's electrical equipment.  As ZESA's equipment is unable to maintain a reliable voltage, Blanket intends to install equipment to regulate the incoming electricity supply and thereby protect its own electrical equipment.

Plant recovery was 93.2 % compared to 93.1% in the preceding quarter.  Recoveries were lower than the planned level of 93.5% due to continued difficulties with the very old oxygen plant.   Recoveries in October were also adversely affected by the lower head grade.  It is intended to replace the existing oxygen plant with a new plant which is expected to be installed in mid-2017.  The commissioning of a new larger cluster of cyclones over the re-grind mill should result in a more consistent product being fed into the CIL plant which should improve mixing efficiencies and help to increase recovery.

The following projects were completed in the Quarter:

•	The new conveyor system from the secondary crushers to the new fine ore bin was commissioned in September;
•
The new No.8 mill was installed and commissioned in October, increasing the milling capacity to 90 tph, which is sufficient to mill the 650,000 tonnes per annum which will be required to produce 80,000 ounces of gold per annum in 2021 in terms of the Investment Programme; and

•	The refurbishment of the CIL tanks was completed.

4.6	Production Costs

A narrow focus on the direct costs of production (mainly labour, electricity and consumables) does not fully reflect the total cost of gold production.  Accordingly, cost per ounce data for the Quarter and the comparative quarter have been prepared in accordance with the Guidance Note issued by the World Gold Council on June 23, 2013 and is set out in the table below on the following bases:

i.	On-mine Cost per ounce[1], which shows the on-mine cash costs of producing an ounce of gold;
ii.
All-in Sustaining Cost per ounce[5], which shows the On-mine Cost per ounce plus additional costs incurred outside the mine (i.e. at offices in Harare, Johannesburg and St. Helier) and the costs associated with maintaining the operating infrastructure and resource base  that are required to maintain production at the current levels; and

iii.	All-in Cost per ounce[5], which shows the All-in Sustaining Cost per ounce plus the additional costs associated with activities that are undertaken with a view to increasing production.

1 On mine cost per ounce, all-in sustaining cost per ounce and all-in cost per ounce are non-IFRS measures.  Refer to Section 10 for a reconciliation of these amounts to IFRS

Cost per Ounce of Gold Sold 5 (US$/ounce)
	3 months to September 30		9 months to September 30
	2015	2016	2015	2016
On-mine cost	669	618	701	643
All-in sustaining cost per ounce	1,005	969	1,006	952
All-in cost per ounce	1,406	1,220	1,248	1,219

Per-ounce costs are calculated on the basis of sales and not production, so that an accurate value can be ascribed to the royalty.  A reconciliation of costs per ounce to IFRS production costs is set out in Section 10.1

On mine cost per ounce fell by 7.6% in the Quarter compared to the comparable quarter.  On-mine costs comprise labour, electricity, consumables and other costs which include security and insurance.  Blanket did not experience significant inflationary pressure on input costs.

All-in sustaining costs per ounce comprise on-mine costs and also include royalty payments, group administrative costs and sustaining costs. The all-in sustaining cost fell by 3.6% in the Quarter compared to the comparable quarter.  The royalty cost per ounce increased from $55 per ounce to $65 per ounce due to the higher prevailing gold price. The group administrative cost per ounce (excluding the Zambian administration costs which were incurred in 2015) increased from $139 per ounce to $148 per ounce partly due to higher consultancy and other costs relating to the evaluation of new investment opportunities and the effect of the stronger South African rand, which increased the US dollar cost of Rand-denominated expenses.  The sustaining capital expenditure cost per ounce decreased from $136 per ounce to $129 per ounce.

All-in costs include investment in expansion projects which are discussed in section 4.7 of this MD&A.  Investment in expansion projects in Q3 2016 was $3.3 million compared to $4.3 million in the comparative quarter because the shaft sinking at the Central Shaft has entered the permanent sinking phase.

4.7 Capital Projects

The main focus of the capital projects is on development and deep drilling exploration to increase mining flexibility and extend the production life of mine.

Following completion of the No. 6 Winze in Q1 of 2016, the main capital development project is the Central Shaft, which is the remaining component of the Investment Plan and is discussed in Section 4.9 of this MD&A.  The shaft is being sunk in one single phase from surface to 1,080 metres.  The estimated completion date of the shaft is mid-2018; first production from the Central Shaft is expected shortly thereafter as pre-development in the initial areas to be mined will be effected via the No. 6 Winze and Decline 1, which has improved operational flexibility.  Permanent sinking commenced in May 2016 and the shaft was 348 metres deep as at October 31, 2016.  During the main sinking phase, it is anticipated that shaft-sinking will increase to the target rate of approximately 3 metres per day.The Central Shaft remains on track in terms of the timing of completion in mid-2018 and capital costs.

Other capital projects include:

•
Decline 1 development at AR South from 750 metres to 780 metres was completed earlier in 2016 and in the Quarter it was equipped with a conveyor belt to move ore and waste.  This decline development is being extended to 870 metres (26 Level) and will also give access to AR Main ore body below 750 metres; and

•	Decline 2 is planned at the Blanket ore body from 750 metres to 780 metres to accelerate access to resources below 750 metres.

Decline 1 has been developed using trackless mining equipment, an innovation at Blanket that has worked well.  Decline 2 will be developed in the same way.

4.8 Indigenisation

Transactions that implemented the Indigenisation of Blanket were completed on September 5, 2012 following which Caledonia owns 49% of Blanket and has received a Certificate of Compliance from the Government of Zimbabwe which confirms that Blanket is fully compliant with the Indigenisation and Economic Empowerment Act.

As a 49% shareholder, Caledonia receives 49% of Blanket's dividends plus the repayment of vendor facilitation loans which were extended by Blanket to certain of the Indigenous Shareholders and which carry interest at LIBOR plus 10%.  The vendor facilitation loans are repaid by way of dividends from Blanket Mine.  80% of the dividends declared by Blanket Mine which are attributable to the beneficiaries of the vendor facilitation loans are used to repay such loans and the remaining 20% unconditionally accrues to the respective Indigenous Shareholders.  Blanket suspended dividend payments in 2015 until July 31, 2016 in order to fund the capital projects provided under the Investment Plan as a result of which the repayment of facilitation loans by Blanket's indigenous shareholders were also suspended.  During this period, there was a moratorium on the interest roll-up on the outstanding facilitation loans.   The interest moratorium had no effect on either Caledonia's cash receipts or its reported earnings as interest on the facilitation loans is not recognized in Caledonia's financial statements.

On August 1, 2016 Blanket declared a dividend of $2 million as a result of which repayments of the facilitation loans re-started and the interest moratorium was lifted.  80% of the dividends paid to the indigenous Zimbabwean shareholders who hold 41% of Blanket are used to pay interest and make capital repayments on the facilitation loans. The outstanding balance of the facilitation terms as at September 30, 2016 was $31.266 million (December 31, 2015, $31.366 million).  The dividends attributable to GCSOT, which holds 10% of Blanket will be withheld by Blanket to repay the advance dividends which were paid to GCSOT in 2012 and 2013 and which had an outstanding balance of $3,122,000 at September 30, 2016.

The vendor facilitation loans are not shown as receivables in Caledonia's Unaudited Condensed Consolidated Interim Financial Statements in terms of the International Financial Reporting Standards. These loans are effectively equity instruments as their only means of repayment is via dividend distributions from Blanket.  Caledonia continues to consolidate Blanket for accounting purposes.  Further information on the accounting effects of indigenisation at Blanket is set out in Note 5 to the Unaudited Condensed Interim Financial Statements and in a Frequently Asked Questions page which is available on Caledonia's website.

4.9 Opportunities and Outlook

Investment Plan to Increase Production
On November 3, 2014 Caledonia announced an Investment Plan and production projections for the Blanket Mine. The objectives of the Investment Plan are to improve the underground infrastructure and logistics and allow an efficient and sustainable production build-up.  The infrastructure improvements include the development of a "Tramming Loop", deepening the No.6 Winze and sinking a new 6-meter diameter Central Shaft from surface to 1,080 meters. As discussed in Section 4.7, implementation of the Investment Plan is proceeding on schedule and within budget: the Tramming Loop and the sinking of the No. 6 Winze were both completed slightly ahead of target and work on the Central Shaft is proceeding according to plan.

In addition to the projects that form the Investment Plan, Blanket has also completed Phase 1 of Decline 1, which gives access to the AR South ore body below 750 metres and will also give early access to the AR Main ore body below 750 metres.  Decline 1 is currently being extended to 870 metres as described in Section 4.7.  Work has also commenced on a second decline (Decline 2), which will give early access to the Blanket ore body just below 750 metres.  This will allow the Blanket ore body to be developed rapidly from the bottom (via the No. 6 Winze) and from the top (via Decline 2).  Decline 2 will increase mining flexibility and allow for the creation of additional drilling platforms which will allow an acceleration in deep exploration drilling.

The Investment Plan provides for proposed investment of approximately US$50 million between 2015 and 2017 and a further US$20 million in the period 2018 to 2020.  The Investment Plan includes a revised life of mine plan for the Blanket Mine (the "LOM Plan") in terms of which it is anticipated that the approximate production from existing proven and probable mineral reserves above 750 m Level will be as set out below.

Approximate production from proven and probable mineral reserves above 750m (per LOM Plan)
	2015	2016	2017	2018	2019	2020	2021
Tonnes milled ('000)	430	460	430	380	230	100	50
Gold production (koz)	42	45	43	39	23	10	6

Based on the Preliminary Economic Analysis ("PEA"), additional approximate production from the inferred mineral resources that existed at the date of the PEA (excluding the projected production set out above) may be achieved in the following indicative ranges:

Possible production from inferred mineral resources below 750m (as per PEA)
	2015	2016	2017	2018	2019	2020	2021
Tonnes milled ('000)	0	35	160	215	390	550	600
Gold production (koz)	0	4-5	20-22	27-30	46-50	63-67	70-75

Canadian regulations do not allow planned production from inferred resources to be added to those from proven and probable reserves for disclosure purposes.

There is no certainty that the PEA will be realised. The updated Technical Report was authored by Daan van Heerden, Uwe Englemann, Dario Clemente, Johan Odendaal and Jaco Burger of Minxcon (Pty) Ltd., each of whom is a qualified person who is independent of Caledonia for the purposes of National Instrument 43-101.

Production Guidance
The company remains on-track to achieve its target production for 2016 of approximately 50,000 ounces of gold, as disclosed in previous MD&As.   Target production for 2017 is approximately 60,000 ounces of gold of which about 31,000 ounces is planned to come from above 750 m level and 29,000 ounces from recently upgraded resources below 750 m level.  There is no change to the long-term production targets. This is forward looking information as defined by National Instrument 51-102.  Refer to Section 18 of this MD&A for further information on forward-looking information.

Costs
The successful implementation of the Investment Plan is expected to result in reduced costs per ounce of gold produced as the fixed costs at Blanket and Caledonia are spread across higher production.

The Company remains on track to achieve All-in sustaining costs ("AISC") by the end of 2016 of below $900 per ounce. This information was previously disclosed on twitter.com by "Resilient Media Ent" on May19, 2016.

Estimated on-mine costs for 2017 are in the range of $600 to $630 per ounce.  Estimated AISC for 2017 are in the range $810 to $850 per ounce.  The elements that comprise ASIC are discussed in section 10.1 of this MD&A.  The projected AISC estimates have been prepared on the assumption that costs remains stable, subject to adjustment to reflect the projected changes in production volumes.  This is forward looking information as defined by National Instrument 51-102.  Refer to Section 18 of this MD&A for further information on forward-looking information.

Earnings Guidance
Earnings guidance for 2016 was previously approximately 25 cents per share for 2016 and 45 cents per share for 2017 and reflects the consensus of forecasts prepared by analysts.  The consensus forecast was disclosed on twitter.com by "DirectorsTalk" on May 17, 2016 and reflected the consensus of analyst forecast which prevailed at that time.  The consensus forecast as at May 17, 2016 comprised forecasts from WH Ireland Limited and Edison Investment Research Limited ("Edison").

Research reports prepared by Edison and a subsequent research report published by Marten & Co are not independent because they were commissioned and paid for by the Company.   Edison's research was published on April 4, 2016 and on October 5, 2016; Marten and Co's research was published on July 19, 2016.

On November 2, 2016 the Company announced via a news release that is available on www.sedar.com that, due to several factors, the reported profitability in the year to December 31, 2016 is likely to be below market expectations, although still significantly higher than reported earnings for 2015.  Such factors include:

•	the strengthening of the South African Rand from an average of R15.82/US$1 in Q1 2016 to an average of R14.09/US$1 in Q3 2016, has increased the US dollar cost of rand-denominated expenses;
•	the increase in the Company's share price from $0.59 at the start of 2016 to $1.77 at the end of the third quarter has resulted in an increase in the share based expenses; and
•	non-recurring costs incurred in the evaluation of a number of investment opportunities.

Other than the foregoing announcement, research analysts have not released revised earnings guidance for either 2016 or 2017.  Based on the above factors, the Company estimates that earnings per share for 2016 will be approximately 18 cents per share.  This is forward looking information as defined by National Instrument 51-102.  Refer to Section 18 of this MD&A for further information on forward-looking information.

Exploration
Caledonia intends to continue its exploration efforts at the Blanket Mine as discussed in Section 5.1 of the MD&A; further exploration at the first two of Blanket's portfolio of satellite properties (Mascot and GG) continued as discussed in Section 5.2   No production forecasts are currently attributed to either GG or Mascot. Further information on Blanket's exploration is set out in Section 5 of this MD&A.

Strategy
Caledonia's strategic focus is on implementing the Investment Plan at Blanket on schedule and within budget.  Caledonia's board and management believe the successful implementation of the Investment Plan remains in the best interests of all stakeholders because it is expected to result in increased production, reduced operating costs and greater flexibility to undertake further exploration and development, thereby safeguarding and enhancing Blanket's long term future.

Caledonia's cash generation is expected to improve as production increases in terms of the Investment Plan.  Caledonia will consider additional investment opportunities where it can invest the cash generated by Blanket.

5 EXPLORATION AND PROJECT DEVELOPMENT

Caledonia's exploration activities are focussed on Blanket Mine and its satellite properties.

5.1 Blanket Exploration

The deep drilling program continues:  5,583 meters were drilled in the Quarter against a plan of 4,560.  Drilling is focussed on infill drilling with the objective of increasing the confidence level of the existing inferred resources at the Blanket and AR Main ore bodies.

On July 28, 2016 Caledonia released a resource update based on a digital reassessment of all the drilling carried out to date in the Blanket Section of the mine.  343,000 tonnes were upgraded from the Inferred to the Indicated Resource category and an additional 1,276,000 tonnes of new inventory has been added to Inferred Resources.

This upgraded Indicated Resource of 343,000 tonnes, combined with the resources upgraded during 2015 increased the quantum of reserves and indicated resources that may be used in the life of mine plan from 2,934,000 tonnes used for the Technical Report prepared by Minxcon in December 2014, to 4,889,000 tonnes currently and represents an increase of 67% per cent in terms of mineable tonnes and hence in the life of the mine.

Blanket Section Indicated Resources upgraded from Inferred Resources
Orebody	In situ Tonnes	Ave Width (m)	Grade (g/t)*	Gold (oz)
Blanket Quartz Reef	60,200	3.82	6.72	6,400
No. 1 Orebody	51,900	6.07	5.52	6,600
No. 2 Orebody	150,700	4.28	4.24	25,300
2 Leader Reef	80,600	3.85	3.15	9,400
No. 4 Orebody	-	-	-	-
TOTAL	343,400	4.40	5.19	47,700

* Average grades of the Indicated Resources in these bodies

Blanket Section New Inferred Resources
Orebody	In situ Tonnes	Ave Width (m)	Grade (g/t)	Gold (oz)
Blanket Quartz Reef	611,000	3.82	5.80	103,000
No. 1 Orebody	326,000	6.07	5.58	50,000
No. 2 Orebody	281,000	4.28	3.70	35,000
No. 4 Orebody	58,000	3.65	4.80	14,000
TOTAL	1,276,000	4.47	5.00	202,000

The additional inferred resources in the Blanket section doubles the quantum previously estimated from this section of the mine.  After this update, Blanket Mine's resources are set out in the table below.

Blanket Total Resources (July 2016)
Mineral Resource Category	Tonnes	Grade (g/t)	Contained Gold (oz)
Measured Resources	1,177,079	4.01	151,657
Indicated Resources	3,677,828	4.31	509,222
Total M&I	4,854,907	4.23	660,879
Inferred Resources	3,862,991	5.01	622,613

The results of drilling in the Quarter are set out below
Results of Infill Diamond Drilling of the Depth Extensions of the Blanket Mine Ore Bodies
	COLLAR			INTERSECTION DETAILS
Drill Hole Number	Easting (Y) metres	Northing (X) metres	Elevation (Z)*** m amsl	Depth from (m)	Depth to (m)	Intersection Length (m)	Azimuth (⁰)**	Dip (⁰)*	Total Depth (m)	Gold Grade (g/t)	True Thickness (m)
Blanket Ore Bodies No 2, No 1 and Blanket Quartz Reef
BLK630EX1604	10,312	2,306,910	502	248.70	256.50	7.80	259	-40	515.10	7.50	7.22
BLK630EX1604	10,312	2,306,910	502	260.10	268.50	8.40	259	-39	515.10	5.07	7.83

BLK630EX1605	10,313	2,306,910	502	282.40	287.20	4.80	266	-47	581.50	3.19	4.08
BLK630EX1605	10,313	2,306,910	502	293.20	295.00	1.80	267	-46	581.50	4.68	1.54
BLK630EX1605	10,313	2,306,910	502	299.20	301.00	1.80	267	-45	581.50	3.29	1.54

BLK630EX1606	10,313	2,306,910	502	236.70	239.70	3.00	261	-34	407.10	3.00	2.84
BLK630EX1606	10,313	2,306,910	502	243.90	250.50	6.60	262	-33	407.10	2.73	6.25
BLK630EX1606	10,313	2,306,910	502	257.10	258.90	1.80	262	-32	407.10	11.80	1.71

BLK630EX1607	10,312	2,306,910	502	234.21	234.81	0.60	254	-32	354.40	4.93	0.58
BLK630EX1607	10,312	2,306,910	502	240.21	247.19	6.98	254	-31	354.40	2.64	6.81

BLK630EX1608	10,313	2,306,910	502	289.90	295.30	5.40	254	-60	419.30	2.66	4.14

BLK630EX1609	10,312	2,306,910	503	230.07	238.19	8.12	252	-33	368.25	4.28	7.90
BLK630EX1609	10,312	2,306,910	503	241.19	241.97	0.78	252	-32	368.25	13.77	0.76

BLK630EX1610	10,262	2,307,003	501	308.90	310.70	1.80	300	-27	452.40	4.73	1.12
BLK630EX1610	10,262	2,307,003	501	388.11	391.71	3.60	302	-21	452.40	4.47	2.13

AR Main body and AR South body
	COLLAR			INTERSECTION DETAILS
Drill Hole Number	Easting (Y) metres	Northing (X) metres	Elevation (Z)*** m amsl	Depth from (m)	Depth to (m)	Intersection Length (m)	Azimuth (⁰)**	Dip (⁰)*	Total Depth (m)	Gold Grade (g/t)	True Thickness (m)
ARM750EX1603	10,739	2,306,081	386	287.90	288.50	0.60	288	-37	535.70	3.82	0.45
ARM750EX1603	10,739	2,306,081	386	292.10	292.70	0.60	288	-37	535.70	2.20	0.45

ARM750EX1605	10,740	2,306,078	386	241.00	242.80	1.80	243	-37	492.93	1.70	1.75

ARS740EX1601	10,428	2,306,401	397	52.00	64.60	12.60	269	-50	146.40	3.94	11.58
ARS740EX1601	10,428	2,306,401	397	67.60	72.40	4.80	269	-50	146.40	2.22	4.41
ARS740EX1601	10,428	2,306,401	397	109.70	110.90	1.20	270	-50	146.40	3.28	1.10
ARS740EX1601	10,428	2,306,401	397	138.40	140.20	1.80	271	-50	146.40	4.56	1.64

ARS740EX1602	10,427	2,306,400	397	50.60	53.00	2.40	246	-40	153.20	4.79	2.40
ARS740EX1602	10,427	2,306,400	397	58.40	60.80	2.40	246	-40	153.20	3.28	2.40
ARS740EX1602	10,427	2,306,400	397	119.60	122.60	3.00	250	-40	153.20	7.84	3.00

ARS740EX1603	10,427	2,306,401	398	109.80	114.60	4.80	226	-43	149.90	4.87	4.44
ARS740EX1603	10,427	2,306,401	398	129.00	129.60	0.60	226	-44	149.90	5.79	0.56
ARS740EX1603	10,427	2,306,401	398	137.10	137.70	0.60	226	-44	149.90	8.95	0.56
Notes:	Co-ordinates reported in terms of Cape Datum, Lo 29.

	* Negative dip represents inclination below the horizontal
	** Azimuth based on zero South
	*** Collar elevation is expressed as metres above sea level. Surface elevation is approximately 1030 metres amsl.

Further drilling to investigate the downward extensions of other ore bodies requires the creation of diamond drilling cubbies.  Logistical constraints on 750 m level in the Quarter meant that this development work was stopped so that production tonnages could be maintained.  Following the completion of the further improvements to underground tramming capacity on 750 m level (as discussed in Section 4.4) this development work has re-started.

Caledonia has a conservative approach to accruing new resources: only resource blocks with an estimated grade in excess of the current pay limit are taken into inventory.  Resources that are below the pay limit are reviewed on an annual basis.

5.2 Blanket Satellite Prospects

Blanket Mine has exploration title holdings in the form of registered mining claims in the Gwanda Greenstone Belt totalling 78 claims, including a small number under option, covering properties with a total area of about 2,500 hectares. Included within these claim areas are 18 previously operated small gold workings which warrant further exploration, i.e. the Satellite Projects.

Blanket's main exploration efforts on these satellite properties were focused on the GG Project and the Mascot Project Area which, based on past production records, were believed to have the greatest potential.  Metallurgical test work indicated that the refractory nature of the ore at GG and Mascot would result in low recoveries.  Work at GG and Mascot was suspended in the Quarter and resources were re-deployed at Blanket where it is expected there will be better returns on the capital investment. The resources from GG and Mascot were re-deployed at Decline 1 and 2 and re-opening the Sheet ore body.  Sabiwa will be the next satellite project that will be explored.

6.	INVESTING

An analysis of investment in the Quarter, the preceding quarters in 2016 and the Years 2014 and 2015 is set out below.

Capital Investment ($'000's)
	2014 Year	2015 Year	2016 Q1	2016 Q2	2016 Q3
Total Investment	6,060	16,567	3,304	4,926	4,440
Nama Project	96	-	-	-	-
Blanket	5,917	16,567	3,304	4,926	4,427
Other	47	-	-	-	13

All further investment at Blanket is expected to be funded from Blanket's internal cash flows and its Zimbabwean borrowing facilities.

7.	FINANCING

Caledonia financed all its operations using funds on hand and those generated by its operations.  No equity financing took place in the Quarter and none is currently planned.  Blanket had an unsecured $5 million loan facility in Zimbabwe which was repayable on demand.  At September 30, 2016 the facility was drawn as to $1,549,000.  In October 2016 the Unsecured Overdraft Facility was replaced by a $3m two-year term facility and a $2m unsecured loan facility.

8.	LIQUIDITY AND CAPITAL RESOURCES

An analysis of Caledonia's capital resources as at September 30, 2016 and each of the preceding 5 quarters is set out below.

As at	June 30 2015	Sept 30 2015	Dec 31 2015	Mar 31 2016	June 30 2016	September 30 2016
Overdraft	-	2,065	1,688	4,673	-	1,549
Cash and cash equivalents in the statement of cashflows (net of overdraft)	19,170	14,653	10,880	8,841	10,581	12,390
Working capital	24,000	19,625	15,165	14,101	15,708	14,682

Movements in Caledonia's net cash, the overdraft and working capital and an analysis of the sources and uses of Caledonia's cash are discussed in Section 3 of this MD&A.  The overdraft facility is held by Blanket with a Zimbabwean Bank and is unsecured and repayable on demand.  The Company's liquid assets as at September 30, 2016 exceed its planned and foreseeable commitments as set out in Section 9 of this MD&A.

9.	OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL COMMITMENTS AND CONTINGENCIES

There are no off balance sheet arrangements apart from the facilitation loans of $33.6 million which are not reflected as loans receivable for IFRS purposes (refer to Note 5 of the Unaudited Condensed Consolidated Interim Financial  Statements).  The company has the following contractual obligations at September 30, 2016.

Payments due by Period ($'000's)
Falling due	Within 1 year	1-3 Years	4-5 Years	After 5 Years	Total
Trade and other payables	9,432	-	-	-	9,432
Provisions	-	-	-	2,837	2,837
Capital expenditure commitments	388	-	-	-	388

In addition to the committed purchase obligations set out above, Blanket currently intends to invest approximately $24.8 million between October 2016 and December 2017 which is not yet committed and a further $8 million in the years 2018 to 2020, which is also uncommitted.  The committed and uncommitted investment will be used to maintain Blanket's existing operations and implement the Investment Plan which are discussed in Sections 4.7 and 4.9 of this MD&A.  Committed and uncommitted purchase obligations will be met from the cash generated from Blanket's existing operations and Blanket's existing borrowing facilities.  Caledonia has no obligations in respect of capital or operating leases. As of September 30, 2016, Caledonia had potential liabilities for rehabilitation work on the Blanket and Eersteling Mines1 – if and when those mines are permanently closed – at an estimated discounted cost of $2,837,000.

10.	NON-IFRS MEASURES

Throughout this document, we have provided measures prepared in accordance with IFRS in addition to some non-IFRS performance measures for investors who use them to evaluate our performance.  Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare Caledonia against other companies.  Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS.  We have defined below the non-IFRS measures we have used in this document and provide a reconciliation of such non-IFRS measures to the IFRS measures we report.

10.1 Cost per ounce

Non-IFRS performance measures such as "On-Mine Cost per ounce", "All-in Sustaining Cost per ounce" and "All-in Cost per ounce" are used in this document.  Management believes these measures assist investors and other stakeholders in understanding the economics of gold mining over the life-cycle of a mine.  These measures are calculated on the basis set out by the World Gold Council in a Guidance Note published on June 23, 2013.   The table below reconciles "On-mine Cost per ounce", "All-in Sustaining Costs per ounce" and "All-in Cost per ounce" to the production costs shown in the financial statements which have been prepared under IFRS.

1 Eersteling Mine is a South African gold property, which has been held on care and maintenance for several years.

Reconciliation of IFRS Production Costs to Non-IFRS cost per Ounce ($'000's unless otherwise indicated)
	3 Months to September 30		9 Months to September 30
	2015	2016	2015	2016
Production costs (IFRS)	7,803	9,090	23,001	25,213
Less IFRS exploration and permitting costs	(126)	(260)	(314)	(449)
Other	(372)	(535)	(186)	(679)
On-mine production costs	7,305	8,295	22,501	24,085
Gold Sales (oz)	10,927	13,428	32,101	37,436
On-mine cash cost (US$/oz)	669	618	701	643
Royalty	606	883	1,864	2,340
Exploration and permitting relating to production	36	62	94	167
Reclamation and remediation	27	29	81	88
Administrative expenses	1,664	1,997	5,183	5,233
Less Zambian costs	(139)	-	(668)	-
Sustaining capital investment	1,481	1,739	3,250	3,729
All-in Sustaining cost	10,979	13,006	32,306	35,642
Gold sales (oz)	10,927	13,428	32,101	37,436
All-in sustaining cost per ounce (US$/oz)	1,005	969	1,006	952
Costs not related to current production
Permitting	14	6	41	17
Exploration	32	35	83	108
Capital investment	4,335	3,331	7,617	9,871
All-in Costs	15,360	16,377	40,048	45,638
Gold Sold (oz)	10,927	13,428	32,101	37,436
All-in Costs per ounce (US$/oz)	1,406	1,220	1,248	1,219

10.2 Average realised gold price per ounce

"Average realised price per ounce" is a non-IFRS measure which, in conjunction with the cost per ounce measures described above, allows stakeholders to assess our performance.  The table below reconciles "Average realised price per ounce" to the Revenue shown in the financial statements which have been prepared under IFRS.

Reconciliation of Average Realised Gold Price per Ounce ($'000's unless otherwise indicated)
	3 Months to September 30		9 Months to September 30
	2015	2016	2015	2016
Revenue (IFRS)	12,096	17,637	37,224	46,741
Revenues from sales of silver	(14)	(21)	(38)	(47)
Revenues from sales of gold	12,082	17,616	37,186	46,694
Gold ounces sold (oz)	10,927	13,428	32,101	37,436
Average realised gold price per ounce (US$/oz)	1,106	1,312	1,158	1,247

10.3 Adjusted earnings per share

"Adjusted earnings per share" is a non-IFRS measure which management believes assists investors in understanding the company's underlying performance. The table below reconciles "adjusted earnings per share" to the Profit/Loss attributable to Owners of the Company shown in the financial statements which have been prepared under IFRS.

Reconciliation of Adjusted Earnings per Share to IFRS Profit Attributable to Owners of the Company ($'000's unless otherwise indicated)
	3 Months to September 30		9 months to September 30
	2015	2016	2015	2016
Profit attributable to owners of the Company (IFRS)	1,317	1,118	2,839	5,268
Add back/(deduct) amounts attributable to owners of the company in respect of:
IFRS 19 adjustment	-	40	-	40
Foreign exchange	(1,457)	132	(2,076)	332
Deferred tax	750	1,004	1,572	3,544
Reversal of Zambian G&A	139	-	668	-
South African tax remediation costs	744	-	744
Post-tax proceeds of treasury bill sale	-	-	-	(2,378)
Adjusted profit	1,493	2,392	3,747	6,897
Weighted average shares in issue (m)	52.1	52.2	52.1	52.2
Adjusted EPS (cents)	2.9	4.4	7.2	13.0

11.	RELATED PARTY TRANSACTIONS

There were no related party transactions in the Quarter.

12.	CRITICAL ACCOUNTING POLICIES

Caledonia's accounting policies are set out in the Audited Consolidated Financial Statements for the year ended December 31, 2015 (the Audited Consolidated Financial Statements") which have been publicly filed on SEDAR at www.sedar.com. In preparing the Unaudited Condensed Consolidated Interim Financial Statements, management is required to make estimates and assumptions that affect the amounts represented in the Unaudited Condensed Consolidated Interim Financial Statements and related disclosures. Use of available information and the application of judgement are inherent in the formation of estimates. Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.  Discussion of recently issued accounting pronouncements is set out in note 4(p) of the Audited Consolidated Financial Statements.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the Unaudited Condensed Consolidated Interim Financial Statements is included in the following notes:

i) Indigenisation transaction
The directors of CHZ, a wholly owned subsidiary of the Company, performed an assessment, using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10), and concluded that CHZ should continue to consolidate Blanket Mine and accounted for the transaction as follows:

•	Non-controlling interests ("NCI") are recognised on the portion of shareholding upon which dividends declared by Blanket Mine accrue unconditionally to equity holders as follows:
(a)	20% of the 16% shareholding of NIEEF;
(b)	20% of the 15% shareholding of Fremiro;
(c)	100% of the 10% shareholding of the Community Trust.
•	This effectively means that NCI is recognised at Blanket Mine level at 16.2% of the net assets.
•
The remaining 80% of the shareholding of NIEEF and Fremiro is recognised as non-controlling interests to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans including interest. At September 30, 2016 the attributable net asset value did not exceed the balance on the respective loan accounts and thus no additional NCI was recognised.

The transaction with BETS is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceed the balance on the BETS facilitation loan they will accrue to the employees at the date of such declaration.

The Employee Trust and BETS are structured entities which are effectively controlled and consolidated by Blanket Mine. Accordingly the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.

ii) Site restoration provisions
The site restoration provision has been calculated for the Blanket Mine based on an independent analysis of the rehabilitation costs as performed in 2015 and based on the internal assessment for Eersteling Gold Mining Corporation Limited. Estimates and assumptions are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs which will reflect the market condition at the time the rehabilitation costs are actually incurred.  The final cost of the currently recognized site rehabilitation provisions may be higher or lower than currently provided for.

(ii)	Functional and change in presentation currency

Effective December 31, 2015, Caledonia Mining Corporation changed its presentation currency in the consolidated financial statements from the Canadian dollar to the United States dollar ("US dollar"). The change in presentation currency was made to better reflect the Group's business activities and to improve investor ability to compare the Group's financial results with other publicly traded businesses in the industry.  In making the change to a US dollar presentation currency, the Group applied the change retrospectively as if the new presentation currency had always been the Group's presentation currency. The change in presentation currency was applied retrospectively up to January 1, 2010, which was the date of initial adoption of IFRS by the Group.  Equity was translated at the exchange rate at January 1, 2010, except for the foreign currency translation reserve which was reset to zero and with the balance recognised in retained earnings, in accordance with IFRS 1: First-time Adoption of International Financial Reporting Standards. The financial statements for all the periods presented have been translated to a US dollar presentation currency.  For comparative balances, assets and liabilities was translated into the presentation currency at the rate of exchange prevailing at the reporting date for those periods, income and expenses was translated into the presentation currency using the exchange rate at the date of transaction or using a reasonable average exchange rate that approximates the exchange rates at the dates of the transactions in accordance with IAS 21: The Effects of Changes in Foreign Exchange Rates. Exchange rate differences arising on translation to the presentation currency were recognised in the foreign currency translation reserve in shareholders' equity.

iv)	Exploration and evaluation ("E&E") expenditure

The application of Caledonia's accounting policy for exploration and evaluation expenditures requires judgements when determining which expenditures are recognised as exploration and evaluation assets ("E&E properties").

Caledonia also makes estimates and assumptions regarding the possible impairment of E&E properties by evaluating whether it is likely that future economic benefits will flow to Caledonia, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available.

The recoverability of the carrying amount of the South African mineral properties (if not impaired) is dependent upon the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered, the exchange rate of the local currency relative to the currency of funding and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

v) Income taxes
Significant estimates and assumptions are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. Caledonia records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

In addition, Caledonia applies judgement in recognizing deferred tax assets relating to tax losses carried forward to the extent that there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized or sufficient estimated taxable income against which the losses can be utilized. However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

vi) Share-based payment expense
The fair value of the amount payable to employees in respect of share based awards, which are settled in cash, is recognised as an expense with a corresponding increase in liabilities, over the period over which the employee becomes unconditionally entitled to payment. The liability is re-measured at each reporting date. Any changes in the fair value of the liability are recognised as a personnel expense in profit or loss.  Additional information about significant judgements and estimates and the assumptions used to estimate fair value for cash settled share-based payment transactions are disclosed in note 9 to the Unaudited Condensed Consolidated Interim Financial Statements.

vii) Impairment
At each reporting date, Caledonia determines if impairment indicators exist, and if present, performs an impairment review of the non-financial assets held in Caledonia. The exercise is subject to various judgemental decisions and estimates. Financial assets are also reviewed regularly for impairment.

viii)	Depreciation

Depreciation is calculated to write off the depreciable amount (which is the cost of an asset, or other amount substituted for cost, less its residual value) on a systematic basis over its useful life. Depreciation is recognised in profit or loss on a straight-line method or units of production method for each part of an item of property, plant and equipment, except for Land, which is not depreciated.

For the straight line method, the estimated useful lives for the 3 month period were as follows:

(i)	buildings 10 to 15 years
(ii)	plant and equipment 10 years or life of mine
(iii)	fixtures and fittings including computers 4 to 10 years
(iv)	motor vehicles 4 years
For the units of production method, the remaining life of mine after the 3 month period was 13 years.

Change in estimate

Previously, where orebodies were not determinable because ore bearing structures are open at depth or open laterally, the straight line method of depreciation was applied to depreciate certain items of Plant and equipment and Mineral properties. Due to an increase in focus on deep drilling which is expected to result in regular updates to the resource and reserve statements of Blanket Mine, it was determined that these items of Property, plant and equipment will be depreciated on the units of production method from July 1, 2016 The change in estimation resulted in a decrease of $61,493 in the depreciation charge for the third quarter of 2016.

13.	FINANCIAL INSTRUMENTS

Commodity risk
Caledonia is exposed to fluctuations in the price of gold because Blanket produces and sells gold doré and receives the prevailing spot price for the gold contained therein.  In light of the volatility in the gold price, Blanket's investment in the Investment Plan and Caledonia's divided policy, in February 2016 Caledonia entered into a financial transaction in respect of 15,000 ounces of gold over a 6 month period which provided Caledonia with a guaranteed minimum gold price of $1,050 per ounce on the hedged ounces (the "Collar" price) and full price participation if the gold price is above $1,079 per once (the "Cap" price). The maximum cost to Caledonia of this transaction was $435,000 being 15,000 ounces at $29/oz.  Blanket continued to sell all of its production to Fidelity on the same terms as prevailed previously i.e. it will continue to receive the spot price of gold less a 1.25% "early settlement" discount.

Credit risk
The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure. The trade receivable relates to gold bullion sold before quarter end. The amount was settled in October 2016.

Impairment losses
None of the trade and other receivables is past due at the period-end date.

Liquidity risk
All trade payables and bank overdraft have maturity dates that are expected to mature in under 6 months.

Currency risk
A small proportion of Caledonia's assets, financial instruments and transactions are denominated in currencies other than the United States Dollar. The financial results and financial position of Caledonia are reported in United States dollars in the Audited Condensed Consolidated Interim Financial Statements.

The fluctuation of the United States dollar in relation to other currencies will consequently have an impact upon the profitability of Caledonia and may also affect the value of Caledonia's assets and liabilities and the amount of shareholders' equity.

Caledonia has certain financial assets and liabilities denominated in foreign currencies. Caledonia does not use any derivative instruments to reduce its foreign currency risks. To reduce exposure to currency transaction risk, Caledonia maintains cash and cash equivalents in the currencies used by Caledonia to meet short‐term liquidity requirements.

Interest rate risk
Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates. Unless otherwise noted, it is the opinion of management that Caledonia is not exposed to significant interest rate risk as it has no debt financing apart from short term borrowings utilized in Zimbabwe.  Caledonia's cash and cash equivalents include highly liquid investments that earn interest at market rates. Caledonia manages its interest rate risk by endeavouring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Caledonia's policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

14.	DIVIDEND POLICY AND OTHER SHAREHOLDER INFORMATION

Caledonia paid its inaugural dividend of 5 Canadian cents per share in February 2013 following a capital re-structure which was approved by shareholders in January 2013 which allowed it to make dividend payments.  The inaugural dividend did not relate to any specific accounting period.  Caledonia paid a further dividend of 5 Canadian cents per share in April 2013 in respect of the earnings for the year to December 31, 2012.

On November 25, 2013 Caledonia announced a revised dividend policy pursuant to which it intended to pay a dividend of 6 Canadian cents per share in 2014, split into 4 equal quarterly payments of 1.5 Canadian cents per share.  The first quarterly dividend was paid on January 31, 2014; further payments were made quarterly thereafter.

Following the announcement on December 16, 2015 that henceforth Caledonia will report its financial results in United States Dollars, the quarterly dividend that was paid at the end of January 2016 was declared and denominated in United States Dollars as 1.125 United States cents.   A further quarterly dividend of 1.125 United States cents was paid at the end of April 2016.

On July 5, 2016 Caledonia announced a quarterly dividend of 1.375 United States cents per share, which was paid at the end of July 2016; a further dividend of 1.375 United States Cents was paid at the end of October 2016.  The increased dividend represents Caledonia's revised dividend policy.  It is currently envisaged that the dividend of 5.5 United States cents per annum will be maintained in 2017.

15.	DIRECTORS AND MANAGEMENT

On July 26, 2016 Caledonia announced that John McGloin had joined the Board as an independent non-executive director and that Caledonia had also appointed Maurice Mason as Vice President, Investor Relations and Corporate Development.

Mr McGloin holds an MSc in Mining and Exploration Geology from the Camborne School of Mines and a BSc in Geology from the National University of Ireland, Galway.  After he graduated, Mr McGloin worked as a geologist and a consultant geologist where he gained experience of a range of projects and multiple jurisdictions.  Following this, he spent 10 years working in the City of London, initially as a mining analyst and latterly as head of the mining teams at various London-based stockbrokers.  From April 2012 to April 2016, Mr McGloin was Executive Chairman and Chief Executive Officer of Amara Mining Plc ("Amara"), which was focused on the Yaoure gold project in Cote d'Ivoire in West Africa.  In April 2016, Amara was subject to a recommended combination with Perseus Mining Limited ("Perseus"), an Australian mining group which is listed on the Toronto and Australian stock exchanges and operates gold mines in West Africa.   Following the combination between Perseus and Amara, Mr McGloin joined the board of Perseus as a non-executive director, a role which he intends to combine with his role at Caledonia.  In addition to his recent and relevant experience as an executive in the mining industry, Mr McGloin's appointment will support Caledonia's increased focus on exploration and resource development and will enhance Caledonia's access to institutional investors.

Mr Maurice Mason is a dual South African and UK national, resident in London, who holds a BSc in Engineering from the University of Natal, South Africa and an MBA from Henley Management College.  Mr Mason's career includes positions at Unilever, SABMiller and Anglo American.  Most recently, Mr Mason was director, Equity Research, for Stifel Nicolaus Europe Ltd covering mining companies listed in the UK.  Mr Mason will take over the day-to-day responsibility for Investor Relations and Corporate Development from Mr Learmonth, who, since November 2014 had combined this role with that of Chief Financial Officer.

 In May 2016 Paul Mathews joined the management team as Mineral Resource Manager and is based at the Blanket Mine in Zimbabwe.  Paul obtained a BSc (Hons) Geology degree at The University of Southampton, United Kingdom in 1980. He has twenty five years broad-based experience in the mineral exploration and mining industry in Africa, Australasia and East Asia ranging from grass roots exploration to resource definition drilling and mining.  Over the last 14 years his experience has been weighted towards GIS and database management, 3D geological modelling, resource evaluation and project management.  He will be responsible for mineral resource management, mine planning and exploration.

Subsequent to the appointment of Paul Mathews, Dr. Trevor Pearton has stepped down as VP Exploration on a permanent basis and he will provide consulting services to Caledonia in the future.  Management thank Trevor for his contribution over the past 10 years and look forward to working with him on specific projects as a consultant.  Dr Pearton will remain the Qualified Person (QP) for Caledonia for the remainder of 2016 after which Paul Mathews will take over as QP during 2017.
16.	SECURITIES OUTSTANDING

As at November 11, 2016 Caledonia had 52,418,408 common shares issued.  As at November 11, 2016, outstanding options to purchase Common Shares ("Options") are as follows:
Number of Options	Exercise Price	Expiry Date
	Canadian $
487,420	0.90	Sept 10, 2017
190,000	0.72	Nov 21,2018
25,000	0.80	Oct 8, 2025
90,000	2.30	Oct 13, 2021
792,420

Caledonia's Omnibus Equity Incentive Compensation Plan (the "Plan") allows that the number of shares reserved for issuance under the Plan, together with Shares reserved for issue under any other share compensation arrangements of the Company, shall not exceed the number which represents 10% of the issued and outstanding Shares from time to time. Accordingly, Caledonia could grant Options on a further 4,449,421 shares at November 11, 2016.

17.	RISK ANALYSIS

The business of Caledonia contains significant risk due to the nature of mining, exploration and development activities.  Risks such as interest rate, foreign exchange and credit risks are considered in Notes 6 and 24 to the Audited Consolidated Financial Statements.  Caledonia's business contains significant additional risks due to the jurisdictions in which it operates and the nature of mining, exploration and development.  Included in the risk factors below are details of how management seeks to mitigate the risks where this is possible.

•
Liquidity risk:  The Company needs to generate cash to be able to continue to invest in properties and projects without raising third party financing.  Caledonia currently has sufficient cash resources and continues to generate sufficient cash to cover all of its anticipated investment needs.

•
Exploration Risk:   The Company needs to identify new resources to replace ore which has been depleted by mining activities and to commence new projects.  Blanket has embarked on development and exploration programmes as set out in sections 4.7 and 5.  No assurance can be given that exploration will be successful in identifying sufficient mineral resources of an adequate grade and suitable metallurgical characteristics that are suitable for further development or production.

•
Development Risk:  The Company is engaged in development activities at Blanket Mine and the Satellite properties including the implementation of the Revised Plan as set out in section 4.9 of the MD&A.  Construction and development of projects are subject to numerous risks including:  obtaining equipment, permits and services; changes in regulations, currency rate changes; labour shortages; fluctuations in metal prices and the loss of community support.  There can be no assurance that construction will commence or continue in accordance with the current expectations or at all.

•
Production Estimates:  Estimates for future production are based on mining plans and are subject to change.  Production estimates are subject to risk and no assurance can be given that future production estimates will be achieved.  Actual production may vary from estimated production for a variety of reasons including un-anticipated variations in grades, mined tonnages and geological conditions, accident and equipment breakdown, changes in metal prices and the cost and supply of inputs and changes to government regulations.

•
Mineral Rights:  The Company's existing licences and permits are in good standing.  The Company has to pay fees etc. to maintain its rights and licence.  No assurance can be given that the Company will be able to make payments by the required date or will meet development and production schedules that are required to protect licences.

•
Metal Prices:  The Company's operations and exploration and development projects are heavily influenced by the price of gold, which is particularly subject to fluctuation.  Following the expiry of the hedging transaction in July 2016, Caledonia has no strategy to limit the effect of adverse gold price movements.

•
Increasing input costs:  Mining companies generally have experienced higher costs of steel, reagents, labour and electricity and from local and national government for levies, fees, royalties and other direct and indirect taxes.  Blanket's planned growth should allow the fixed cost component to be absorbed over increased production, thereby helping to alleviate somewhat the effect of any further price increases.

•
Illegal mining: There has been an increase in illegal mining activities on properties controlled by Blanket.  This gives rise to increased security costs and an increased risk of theft and damage to equipment.  Blanket has received adequate support and assistance from the Zimbabwean police in investigating such cases.

•
Electricity supply: Zimbabwe produces and imports less electricity than it requires and has insufficient funds to adequately maintain or upgrade its distribution infrastructure.  This has historically resulted in frequent interruptions to the power supply at Blanket Mine.  Blanket has addressed the issue of interrupted power supply by installing stand-by generators and by entering into an un-interrupted power supply arrangement with the state-owned electricity company in return for paying a premium tariff.  The un-interrupted power supply arrangement and the stand-by generators do not cover the GG and Mascot exploration properties

•
Succession planning:  The limited availability of mining and other technical skills and experience in Zimbabwe and the difficulty of attracting appropriately skilled employees to Zimbabwe creates a risk that appropriate skills may not be available if, for whatever reason, the current skills base at the Blanket Mine is depleted.  The Caledonia and Blanket management teams have been augmented so that, if required, it could provide appropriate support to Blanket.

•
Country risk: The commercial environment in which the Company operates is unpredictable.  Potential risks may arise from: unforeseen changes in the legal and regulatory framework which means that laws may change, may not be enforced, or judgements may not be upheld; restrictions on the movement of currency and the availability of exchange to make payments from Zimbabwe; risks relating to possible corruption, bribery, civil disorder, expropriation or nationalisation; risks relating to restrictions on access to assets.  Management believes that it has minimised such risks by complying fully with all relevant legislation and by obtaining all relevant regulatory permissions and approvals.

•
Gold marketing arrangements: In terms of regulations introduced by the Zimbabwean Ministry of Finance in January 2014, all gold produced in Zimbabwe must be sold to Fidelity, a company which is controlled by the Zimbabwean authorities.  Accordingly, all of Blanket's production has been sold to Fidelity.  Blanket has received all payments due from Fidelity in full and on time.  However the requirement to sell to Fidelity increases Blanket's credit risk because Fidelity has failed to pay Blanket in the past.

18.	FORWARD LOOKING STATEMENTS

Information and statements contained in this MD&A that are not historical facts are "forward-looking information" within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to, Caledonia's current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "target", "intend", "estimate", "could", "should", "may" and "will" or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.  Examples of forward-looking information in this MD&A include: implementation schedules for, and other uncertainties inherent in, the Revised Plan; costs associated with the LOM Plan; production guidance; estimates of future/targeted production rates; planned mill capacity increases; estimates of future metallurgical recovery rates and the ability to maintain high metallurgical recovery rates; timing of commencement of operations; plans and timing regarding further exploration, drilling and development; the prospective nature of exploration and development targets; the ability to upgrade and convert mineral resources to mineral reserves; capital costs; our intentions with respect to financial position and third party financing; and future dividend payments.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in government regulations, legislation and rates of taxation, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price and payment terms for gold sold to Fidelity, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, explosions, landslides, cave-ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with un-anticipated economic or other factors, risks of increased capital and operating costs, we are affected by environmental, safety or regulatory risks, expropriation, the Company's title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia reviews forward-looking information for the purposes of preparing each MD&A, however Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

19.	CONTROLS

Caledonia maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting ("ICFR"). Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

At September 30, 2016 we have tested our ICFR and management has evaluated the effectiveness of Caledonia's internal control over financial reporting and concluded that such internal control over financial reporting was effective and there were no material weaknesses. As part of their monitoring and oversight role, the Audit Committee performs a review and conducts discussions with management. No material exceptions were noted based on the additional procedures.  ICFR detected two instances of immaterial fraud during the Quarter.

Segregation of Duties
Management has concluded, and the Audit Committee has agreed, that the hiring of additional staff needs to be constantly addressed and assessed in light of risks to ICFR and the costs associated with additional staff.  There have been no changes in the Corporation's internal controls over financial reporting since the year ended December 31, 2015, that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

The Corporation has a Disclosure Committee consisting of three Directors, and has disclosure controls and procedures which it follows in an attempt to ensure that it complies with all required disclosures on an adequate and timely basis.  The Corporation's Directors and Management, and the Disclosure Committee, are making all reasonable efforts to ensure that the Corporation's disclosures are made in full compliance with all of the applicable rules, regulations and requirements.  All reasonable efforts are also being made to ensure that the Corporation's disclosure controls and procedures provide reasonable assurance that material information relating to the Corporation, including its consolidated subsidiaries, is made known to the Corporation's Certifying Officers by others within those entities.

20 QUALIFIED PERSON

Dr. Trevor Pearton, B.Sc. Eng. (Mining Geology), Ph.D. (Geology), Pr.Sci.Nat., F.G.S.S.A., is the Corporation's qualified person as defined by NI 43-101.  Dr. Pearton is responsible for the technical information provided in this MD&A except where otherwise stated. Dr. Pearton has reviewed the scientific and technical information included in this document and has approved the disclosure of this information for the purposes of this MD&A.